April 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Gordon

Re:	Act II Global Acquisition Corp. Registration Statement on Form S-1 Filed April 5, 2019, as amended File No. 333-230756

Dear Mr. Gordon:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Act II Global Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington, D.C. time, on April 25, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 500 copies of the Preliminary Prospectus, dated April 22, 2019, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO., as Representative of the Several Underwriters

By:	/s/ Sage Kelly
Name:	Sage Kelly
Title:	Managing Director